UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated May 3, 2023

Commission File Number: 001-40286

Arrival

(Translation of registrant’s name into English)

60A, rue des Bruyères

L-1274 Howald,

Grand Duchy of Luxembourg

+352 26845062

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-254885, FILE NO. 333-266472 AND FILE NO. 333-270019) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-259673) OF ARRIVAL AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 1, 2023, Arrival (“Arrival” or the “Company”) filed a Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 20-F”). Arrival will not, without unreasonable effort and expense, be able to file the 2022 20-F within the prescribed time period as Arrival requires additional time to compile the necessary disclosure and financial information to complete the 2022 20-F filing, including management’s assessment of Arrival’s internal control over financial reporting as of December 31, 2022. Such delay results from limited resources and personnel following Arrival’s previously announced restructuring and workforce reductions as well as the diversion of the attention of management and other personnel responsible for the preparation of the 2022 20-F to fundraising and business combination transactions. As a result of the Company’s delay, KPMG LLP, the Company’s independent registered public accounting firm, will need additional time to complete its audit procedures. Arrival is working diligently to complete the 2022 20-F and will file the report as soon as practicable.

Based upon currently available information, Arrival expects to report one or more material weaknesses in its internal controls and expects its internal control over financial reporting will be ineffective as of December 31, 2022. Furthermore, as previously reported, management anticipates that it will be disclosing in the 2022 20-F that Arrival’s liquidity condition raises significant doubt over its ability to continue as a going concern for at least twelve months from the expected issuance date of the 2022 20-F.

As previously disclosed in its Report on Form 6-K filed on February 21, 2023, Arrival’s equity commitment from Antara Capital Master Fund LP (“Antara”) for a further $25 million of additional capital to be invested from time to time after May 15, 2023, and no later than 30 June 30, 2023, is subject to certain customary conditions. These conditions include a requirement that Arrival meets the conditions for use of Form F-3. As a result of not filing the 2022 20-F in a timely manner, Arrival will not be eligible to use Form F-3 until it has filed all reports required to be filed pursuant to the Securities Exchange Act of 1934 for twelve calendar months and any portion of a month immediately preceding the filing of a registration statement on Form F-3. Therefore, until such time as Arrival has timely filed all required reports for a period of 12 calendar months, it will not have access to the additional $25 million equity commitment from Antara.

Furthermore, as previously disclosed in its Report on Form 6-K/A filed on March 13, 2023, in order to access its $300 million equity financing line with Westwood Capital (“Westwood”), Arrival must have filed the 2022 20-F and the price of Arrival’s ordinary shares must exceed $5.00, amongst other conditions. As neither of these conditions are currently met, Arrival will not have access to Westwood’s $300 million equity financing line until such conditions, and certain other conditions, are satisfied.

In addition, under the terms of the indenture dated as of November 23, 2021 by and between Arrival and U.S. Bank National Association, as Trustee, relating to Arrival’s 3.50% Convertible Senior Notes due 2026 (the “Convertible Notes”), Arrival’s inability to file the 2022 20-F in a timely manner means that it must pay additional interest on the Convertible Notes at a rate of 0.50% per year of the principal amount of Convertible Notes outstanding from May 2, 2023 until such time as the failure to file is cured. As of May 2, 2023, $320 million of principal amount of Convertible Notes was outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By	/s/ John Wozniak
Name:	John Wozniak
Title:	Chief Financial Officer

Dated: May 3, 2023